October 17, 2023

Via EDGAR

Lauren Hamilton, Staff Accountant
Division of Investment Management
Office of Disclosure and Review
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

RE:      Barings BDC, Inc. (File No. 814-00733)

Dear Ms. Hamilton:

On behalf of Barings BDC, Inc. (the “Company”), set forth below are the Company’s responses to the verbal comments provided by the Staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the Company’s legal counsel on September 21, 2023 with respect to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2022 (File No. 814-00733), filed with the SEC on November 10, 2022 (the “Form 10-Q”), the Company’s Annual Report on Form 10-K for the year ended December 31, 2022 (File No. 814-00733), filed with the SEC on February 23, 2023 (the “Form 10-K”), and the Company’s Registration Statement on Form N-2ASR (File No. 333-273253), filed with the SEC on July 14, 2023. The Staff’s comments are set forth below and are followed by the Company’s responses.

Form 10-Q

1.
Comment: The Form 10-Q was filed with the SEC on November 10, 2022. The deadline for “accelerated filers” (as defined in Rule 12b-2 under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”)) to file their quarterly reports on Form 10-Q for the quarter ended September 30, 2022 was November 9, 2022 (40 days after the quarter end). Please supplementally provide to the Staff an explanation as to why the Form 10-Q was submitted after the deadline for accelerated filers.

Response: The Company respectfully advises the Staff that for the fiscal year ended December 31, 2022 (the “2022 Fiscal Year”) the Company was eligible to rely on the exclusion available to business development companies (“BDC”) from the “accelerated filer” definition under Exchange Act Rule 12b-2 because the Company met the following conditions set forth in paragraph (2) of the “smaller reporting company” definition under Exchange Act Rule 12b-2: (1) the Company had a public float of less than $700 million and (2) the Company had “annual revenues” (which is measured by the Company’s annual investment income under Rule 6-07.1 of Regulation S-X) of less than $100 million. Thus, as indicated on the cover page of the Form 10-Q, the Company timely filed the Form 10-Q as a non-accelerated filer.

October 17, 2023 Page 2
More specifically, as of December 31, 2021, the determination date for the Company’s filing status for quarterly reports during the 2022 Fiscal Year, the Company was eligible to rely on the exclusion available to BDCs from the “accelerated filer” definition under Exchange Act Rule 12b-2 because (1) the Company’s public float as of June 30, 2021 (the last business day of the Company’s then-most recently completed second fiscal quarter) was approximately $540.3 million and (2) the Company’s annual investment income for the year ended December 31, 2020 (the Company’s then-most recently completed fiscal year for which audited financial statements were available) was approximately $71.0 million.

Form 10-K

2.
Comment: Footnote 8 to the Senior Securities table included in “Part II, Item 5—Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities” of the Form 10-K makes reference to “Debt Securitization” but is included on the “February 2019 Credit Facility” line item. Please supplementally explain whether footnote 8 is included in the appropriate location and update in future filings as necessary.

Response: The Company respectfully advises the Staff that footnote 8 should modify the “Debt Securitization” line item of the Senior Securities table. The Company will revise its disclosure accordingly in future SEC filings.

3.
Comment: Please confirm for the Staff, on a supplemental basis, that the Company’s accrued incentive fee on capital gains includes unrealized appreciation and depreciation, in accordance with the American Institute of Certified Public Accountants (“AICPA”) Expert Panel Meeting Minutes from December 14, 2010.

Response: The Company respectfully advises the Staff that it did not accrue any incentive fee on capital gains (the “Capital Gains Fee”) for the fiscal year ended December 31, 2022. The Capital Gains Fee is determined at the end of each calendar year by subtracting (1) the sum of the Company’s cumulative aggregate realized capital losses and aggregate unrealized capital depreciation from (2) the Company’s cumulative aggregate realized capital gains. The Company confirms for the Staff that the Company records an expense accrual when the unrealized gains on its investments exceed all realized capital losses on its investments given the fact that a capital gains incentive fee would be owed to the Company’s investment adviser if the Company were to liquidate its investment portfolio at such time. However, as of December 31, 2022, such amount was negative.

4.
Comment: Please supplementally explain to the Staff why certain investments in the Company’s Consolidated Schedule of Investments included in the Form 10-K have negative fair values. Please also include in a footnote to the Company’s Consolidated Schedule of Investments in future filings such explanation for any investments with negative fair values.

Response: The Company respectfully advises the Staff that the investments in the Company’s Consolidated Schedule of Investments included in the Form 10-K which have negative fair values relate to the Company’s investments which have unfunded commitments. The Company will include a footnote, in substantially the form provided below, to the Company’s Consolidated Schedule of Investments in future SEC filings:

“Position or portion thereof is an unfunded loan or equity commitment.”

October 17, 2023 Page 3
5.
Comment: Please confirm for the Staff, on a supplemental basis, whether any of the loans held by the Company are unitranche loans (i.e., co-lending arrangements). Additionally, because “last out” lenders bear a greater risk in exchange for receiving higher interest rates, please provide risk disclosure in the Notes to Consolidated Financial Statements in future filings so that investors understand the risks associated with such investments. With respect to any co-lending arrangements, please also supplementally notify the Staff (i) whether the Company has any specific accounting policies it applies to co-lending arrangements, (ii) how the valuations of these investments take into account the payment prioritization or payment waterfall, (iii) the impact of any such co-lending arrangement on the calculation of interest income under the effective interest methods, and (iv) whether any of the co-lenders under these arrangements are affiliates of the Company.

Response: The Company respectfully advises the Staff that it defines a unitranche loan (“FO/LO facility”) as a facility under which the issuer has a single loan agreement with a lender group and the members of the lender group separately agree to divide the payment priorities of principal repayments. While the issuer pays a singular rate of interest, the lenders allocate the interest proceeds based on an agreement amongst themselves, which reflects the perceived risk differential between the various tranches’ payment priority. Importantly, collateral parity is always present in a FO/LO facility. As of December 31, 2022, the Company had four investments in issuers where it had invested in the “last out” portion of the facility: one in the United States and three in Europe. These four investments had an aggregate fair value of $17.9 million, which equated to 0.7% of the fair value of the Company’s entire investment portfolio as of December 31, 2022. As of June 30, 2023, the Company had five investments in issuers where it had invested in the “last out” portion of the facility: one in the United States and four in Europe. These five investments had an aggregate fair value of $22.8 million, which equated to 0.9% of the fair value of the Company’s entire investment portfolio as of June 30, 2023.

When the Company invests in a FO/LO facility, it invests in either the first out (“FO”) or the last out (“LO”) portion of the facility and does not invest in both the FO and the LO portion of the facility in the same transaction. Given that the Company does not invest in the FO portion of the loan if it invests in the LO portion of the loan, the Company does not have a specific accounting policy for these loans, and these loans fall under the Company’s investment income policy. The interest rate of these loans reflects that the loan is LO. Interest income on the LO loans, including the amortization of premium and accretion of discount, is recorded on the accrual basis. The fair value of these loans is estimated using a market participant discount rate assumption that considers the risk of the LO position.

The co-lenders under these arrangements are not affiliates of the Company. To the extent that FO/LO facilities comprise a material portion of the Company’s investment portfolio, the Company will include risk disclosures in its future SEC filings to inform investors of the risks associated with such LO investments.

6.
Comment: The Staff notes that the Notes to Consolidated Financial Statements in the Form 10-K include a discussion of foreign currency forward contracts. See “Note 6. Derivative Instruments—Foreign Currency Forward Contracts.” Please include in the Company’s Consolidated Statements of Operations in future filings the realized and unrealized appreciation (depreciation) on investments in forward foreign currency contracts, as required by Regulation S-X, 6-07.7(a) and (c).

October 17, 2023 Page 4
Response: The Company respectfully advises the Staff that it will include realized and unrealized appreciation (depreciation) on investments in forward foreign currency contracts in its Consolidated Statements of Operations in future SEC filings.

7.
Comment: The Staff notes that the Company’s general and administrative expenses in the Company’s Consolidated Statements of Operations appear to be significant. Please confirm for the Staff, on a supplemental basis, that any categories of other expenses that exceed 5% of total expenses have been separately identified, as required by Regulation S-X 6-07.2(b).

Response: The Company respectfully advises the Staff, on a supplemental basis, that during the fiscal year ended December 31, 2022, the Company has separately identified each category of other expenses that exceed 5% of the Company’s total expenses during the relevant period. The Company further advises the Staff that the largest category of expenses included in the line item “General and administrative expenses” on the Company’s Consolidated Statements of Operations for the fiscal year ended December 31, 2022 was $3.4 million, which relates to Company’s reimbursement of administrative expenses incurred by Barings LLC in performing its obligations and providing personnel and facilities to the Company under the Administration Agreement between the Company and Barings LLC (the “Administration Expenses”). The $3.4 million of Administration Expenses represents 3.3% of the Company’s total expenses for fiscal year ended December 31, 2022.

8.
Comment: The Staff notes that in “Note 1—Organization, Business, Basis of Presentation and Summary of Significant Accounting Policies—Organization and Business” of the audited financial statements included in the Form 10-K, the disclosure states that “On August 2, 2018, the Company entered into the Original Advisory Agreement and became an externally-managed BDC managed by the Adviser … Instead of the Company directly compensating employees, the Company pays the Adviser for investment and management services pursuant to the terms of the New Barings BDC Advisory Agreement….” The Staff further notes that the disclosure in “Note 1—Organization, Business, Basis of Presentation and Summary of Significant Accounting Policies—Significant Accounting Policies—Compensation Expenses,” states that “[c]ompensation expenses generally include salaries, discretionary compensation, equity-based compensation and benefits.” Please explain to the Staff, on a supplemental basis, to what the $48,000 of compensation expenses reported in the Consolidated Statement of Operations for the fiscal year ended December 31, 2020 relates, since the Company is externally managed.

Response: The Company respectfully advises the Staff, on a supplemental basis, that in connection with the Company becoming an externally managed BDC, all employees of the Company were terminated on August 2, 2018, except two employees who remained employees of the Company and were compensated by the Company until February 2020. The $48,000 of compensation expense relates to the salaries of these two employees from January 2020 until February 2020.

9.
Comment: Please supplementally advise the Staff why the Company has not included the following information in the Notes to the Consolidated Financial Statements for any unconsolidated joint ventures: (1) a schedule of investments of the joint venture that complies with Article 12 of Regulation S-X and (2) summarized financial information for the joint venture. See the AICPA Expert Panel Meeting Minutes from May 20, 2014 for reference.

October 17, 2023 Page 5
Response: The Company respectfully advises the Staff that it has reviewed the AICPA Expert Panel Meeting Minutes from May 20, 2014 and acknowledges the Staff’s position that “generally the SEC staff has suggested including, and BDCs have included, in the notes to their interim and annual financial statements: (1) a schedule of investments of the joint venture that complies with Article 12 of Regulation S-X and (2) summarized financial information of the joint venture” (emphasis added) in circumstances where the BDC has concluded that consolidation of the joint venture in the BDC’s financial statements is not required.

The Company has reviewed the current disclosure in the Form 10-K for each of its joint ventures—Jocassee Partners LLC (“Jocassee”), Thompson Rivers LLC (“Thompson Rivers”), Waccamaw River LLC (“Waccamaw River”) and Sierra Senior Loan Strategy JV I LLC (“Sierra JV” and together with Jocassee, Thompson Rivers and Waccamaw River, the “Joint Ventures” and each a “Joint Venture”)—in light of the Staff’s position and believes that the Staff’s suggested disclosure would not be beneficial to investors in this context. The Company believes that including a schedule of investments and summarized financial information for each Joint Venture would be potentially confusing to investors because the Joint Ventures hold a significant number of small loan positions in their investment portfolios, and thus the Company would be required to include hundreds of pages of detailed financial information that would make it difficult for investors to identify the key information necessary to understand each Joint Venture’s investment portfolio and financial condition and their relation to the Company’s overall investment portfolio and financial condition. More specifically, as of December 31, 2022, Thompson Rivers held approximately 5,414 loans and Waccamaw River held approximately 18,335 loans, which would amount to approximately 1,100+ additional pages of financial information for Thompson Rivers and Waccamaw River alone. The Company believes that it currently provides investors with more streamlined disclosure by summarizing the key information regarding each Joint Venture’s investment portfolio, which is more beneficial to investors. See “Note. 3—Investments” to the Company’s Consolidated Financial Statements for the Company’s summary of each Joint Venture.

In addition, each Joint Venture represents a relatively small percentage of the Company’s overall investment portfolio, with Jocassee, Thompson Rivers, Waccamaw River and Sierra JV each representing 3.3%, 2.5%, 1.7% and 3.1%, respectively, of the Company’s net assets as of December 31, 2022. As such, including such extensive and detailed financial information regarding the Company’s Joint Ventures could be potentially misleading to investors and overstate the significance of the Company’s investment in each Joint Venture compared to the Company’s overall investment portfolio.

The Company also respectfully advises the Staff that it performs a quarterly analysis to determine whether the financial statement and information requirements of Rule 3-09 or 4-08(g) of Regulation S-X are triggered with respect to the Company’s investment in each Joint Venture. To date, each quarterly analysis has concluded that the Joint Ventures do not meet the requirements of Rule 3-09 or Rule 4-08(g) of Regulation S-X.

In light of the foregoing, the Company respectfully advises the Staff that it believes including the suggested disclosure in this context would not be beneficial to investors and the Company’s current disclosure provides investors with more useful information regarding the Company’s Joint Ventures.

October 17, 2023 Page 6
*          *          *

If you have any questions, please feel free to contact the undersigned by telephone at 202.261.3466 (or by email at harry.pangas@dechert.com) or Clay Douglas by telephone at 202.261.3326 (or by email at clay.douglas@dechert.com).

Sincerely,

/s/ Harry S. Pangas
Harry S. Pangas

cc:	Eric Lloyd, Barings BDC, Inc.
Ian Fowler, Barings BDC, Inc.
Elizabeth Murray, Barings BDC, Inc.
Ashlee Steinnerd, Barings BDC, Inc.
Clay Douglas, Dechert LLP